RICHARDSON & PATEL LLP
                            10900 Wilshire Boulevard
                                   Suite 500
                             Los Angeles, CA 90024
                            Telephone (310) 208-1182
                            Facsimile (310) 208-1154


                                 June 22, 2005


VIA EDGAR AND FEDERAL EXPRESS

Securities and Exchange Commission
Division of Corporation Finance
450 Fifth Street, N.W.
Washington DC, 20549
Attn:    Bob Carroll
         Carlos Pacho

         Re:  China Cable and Communication, Inc.
              Form 10-K for Fiscal Year Ended December 31, 2004
              File No. 002-98997-NY

Messrs. Carroll and Pacho:

      On behalf of China Cable and Communication, Inc. (the "Company"), we enclose a marked draft of the Company's proposed Amendment No. 1 to Form-10KSB for the fiscal year ended December 31, 2004 (the "Amended Report"). The Amended Report contains revisions that have been made in response to the comments received from the staff ("Staff") of the Securities and Exchange Commission in their letter dated June 10, 2005. Set forth below are the Company's responses to the Staff's comments. We have reproduced the Staff's comments and have followed each comment with our response. A marked copy of the Amended Report is being provided supplementally with a copy of this letter for the convenience of the Staff.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Plan of Operation, page 32

1. Expand the disclosure in the liquidity and capital resources section to discuss the issuance of a going concern opinion by the auditors. Include a detailed discussion of management's viable plan for overcoming your financial difficulties. Discuss in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations. Expand this discussion to specifically include the manner in which you intend to generate future revenues. Update this disclosure in each subsequent Form 10-Q. Refer to Section 607.02 of the Financial Reporting Codification.

      RESPONSE:

      In response to the Staff comment, the Company proposes to include the following added disclosure in the Amended Report and to subsequent Form 10-QSB's:

      The Company's registered independent public accountants, in their independent accountants' reports on the consolidated financial statements as of and for the year ended December 31, 2004, have included an explanatory paragraph in their opinion indicating that there is substantial doubt about the Company's ability to continue as a going concern because the Company has suffered recurring losses from operations and has a working capital deficit.

      Although the Company incurred an operating loss for the year ended December 31, 2004, the Company generated positive cash flows of $2,588,912 from operating activities. The operating loss for the year ended December 31, 2004 included items which are of either a non-cash or a non-recurring nature: (i) expensed common stock and warrants issued for consulting fees of $2,564,354, (ii) expensed common stock issued for directors' compensation of $347,980, and (iii) a provision for bad debt of $3,000,000 relating to a deposit paid in November 2003 for the Company's proposed acquisition of Macau Media and its subsidiaries.

      The cash requirements of the Company and its subsidiaries during the next twelve months include the normal operating expenditures of the Baoding joint venture, payments for professional fees, and compensation of the Company's directors. While the Baoding joint venture has been generating net income from its operations and does not have any material commitments for capital expenditures, we anticipate, based on the scale of Baoding joint venture's existing operations, that the Baoding joint venture's projected cash flows from operations would be sufficient to support its planned operations for the next twelve months. To make the required payments for professional fees and directors' compensation, the Company expects to receive a cash dividend from the Baoding joint venture. The board of directors of the Baoding joint venture has proposed to distribute a cash dividend in the amount of RMB36 million (equivalent to approximately US$4,337,300) to its equity holders, although the payment of such dividend is contingent upon the approval by the State Administration of Foreign Exchange (SAFE), and by the local People's Republic of China
      (PRC) tax bureau. In order to fulfill the cash dividend obligation, the Baoding joint venture plans to borrow money from a local Chinese bank by using its assets and its right to receive subscription fees as collateral.

      The Company's working capital deficit at December 31, 2004 was primarily caused by the liability arising out of the litigation with Gryphon Master Fund, L.P. ("Gryphon"). The Company has offered to settle the case by agreeing to the judgment on Gryphon's claim against the Company. According to such offer, the Company will pay to Gryphon those debts that were already accrued and recorded under current liabilities in the financial statements for the year ended December 31, 2004. To meet this exceptional cash requirement, we are actively seeking strategic investors in the PRC and intend to raise additional capital through the issuance of debt or equity securities, although there can be no assurances that we will be successful in obtaining this financing. Meanwhile, we will, through our appointed attorney, negotiate with Gryphon to extend the repayment period to allow more time for the Company to seek strategic investors or pay the settlement by issuing shares of the Company's stock.

      To the extent that we are unable to successfully raise the capital necessary to meet our financial obligations on a timely basis and under acceptable terms and conditions, we will not have sufficient cash resources to settle Gryphon's claims and maintain the Company's normal operations, and may have to dispose of our interest in the Baoding joint venture and consider a formal restructuring or reorganization.

Report of Independent Registered Accounting Firm

2. We note that your audit report was signed by an audit firm based in California. We also note that you conduct your operations in China, your revenues are generated in China and all of your assets are located in China. Please tell us where the majority of audit work was conducted and how you concluded that it is appropriate to have an audit report issued by an auditor licensed in California.

      RESPONSE:

      The Company's auditor, Grobstein, Horwath & Company LLP (Grobstein), is a SEC practicing accountant firm and is registered with the Public Company Accounting Oversight Board (PCAOB) in the United States. Grobstein is part of the international accounting network Horwath International (Horwath). Grobstein retains one of the Horwath China member firms Horwath Hong Kong CPA Limited (Horwath Hong Kong) to perform the audit field work in the PRC under Grobstein's direct supervision and on-site involvement. Beijing Jingdu Certified Public Accountant Co., Ltd. (Horwath Beijing) also signs off on the PRC tax provision. Both Horwath Hong Kong and Horwath Beijing are registered with the PCAOB and have received approval.

Note 4.  Summary of Significant Accounting Policies
General, page F-9

3. Revise your footnotes to disclose your functional currency and how you account for the impact foreign currency has on your financial statements.

      RESPONSE:

      The Company will revise the footnotes to the financial statements for the year ended December 31, 2004 by including the accounting policy of "Foreign Currency Translations and Transactions" as shown below:

      "Foreign Currency Translations and Transactions

      The Renminbi ("RMB"), the national currency of the PRC, is the primary currency of the economic environment in which the operations of the Joint Venture are conducted. The Company uses the United States dollar ("U.S. dollars") for financial reporting purposes.

      The Company translates the Joint Venture's assets and liabilities into U.S. dollars using the applicable unified exchange rates quoted by the People's Bank of China prevailing at the balance sheet date, and the statement of income is translated at average unified exchange rates during the reporting period. Adjustments resulting from the translation of the Joint Venture's financial statements from RMB into U.S. dollars are recorded in shareholders' equity as part of accumulated comprehensive income.

      Transactions denominated in currencies other than RMB are translated into RMB at the unified exchange rates prevailing at the transaction dates. Gains or losses resulting from transactions in currencies other than RMB are reflected in the statement of income of the Joint Venture for the reporting periods."

4. Please tell us whether the restricted net assets of your consolidated and unconsolidated subsidiaries and your Company's equity in the undistributed earnings of 50 percent or less owned persons accounted for by the equity method together exceed 25 percent of consolidated net assets as of the end of the most recently completed fiscal year. If restricted net assets do exceed the 25 percent threshold, please disclose what the specific restrictions are on the transfer of assets of your subsidiaries to you in the form of loans, advances or cash dividends without the consent of a third party. If also applicable, please disclose separately the amounts of such restricted net assets for unconsolidated subsidiaries and consolidated subsidiaries as of the end of the most recently completed fiscal year. See Rule 4-08(e)(3) of Regulation S-X.

      RESPONSE:

      The Company does not have restricted net assets for consolidated and unconsolidated subsidiaries. Also, the Company accounts for all of its subsidiaries, including the Baoding joint venture, on a fully consolidated basis.

Basis of Consolidation, pages F-9

5. Please tell us in detail your consideration of EITF 96-16 in your decision to present consolidated financial results for the joint venture. Specifically, tell us why Boading Multimedia does not have substantive participating rights as defined in EITF 96-16.

      RESPONSE:

      Along with the Company's desire to provide the most meaningful financial presentation, EITF 96-16 was a primary consideration in its decision to present consolidated financial results for the Joint Venture. As stated in
      Note 4 to the financial statements for the year ended December 31, 2004 under "Basis of Consolidation", the amended Joint Venture agreement gave the Company control of the Board of Directors and the greatest percentage of direct ownership in the Joint Venture. The agreement states that the Board is the highest authority of the Joint Venture and that changes in the Board can only be made after a unanimous vote of the Board. This follows the PRC's Sino Foreign Joint Venture law that allows foreign investors that are not majority owners to have the "substantive participating rights" necessary to control the Joint Venture. Furthermore, the agreement gives the Company the right to fill key management positions, including the position of the General Manager who is vested with the responsibility to carry out the decisions of the Board and to organize and be in charge of the Joint Venture's daily operation and management. Based on these facts, the Company concluded that, while Baoding Multimedia holds certain "protective rights", it is the Company that holds the "substantive participating rights" as described in EITF 96-16 and thus it should consolidate the financial results of the Joint Venture.

Impairment, page F-11

6. Revise your disclosure to include how you test for impairment of your long-lived assets under SFAS No. 144. Tell us how you determined there was no impairment of your property and equipment and intangible assets in 2004 and 2003.

      RESPONSE:

      In response to the Staff comment, the Company proposes to include the following revised disclosure, which includes the Company's impairment test for its long-lived assets:

      The Company applies the provisions of Statement of Financial Accounting Standard No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS No. 144"), issued by the Financial Accounting Standards Board ("FASB"). SFAS No. 144 requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable through the estimated undiscounted cash flows expected to result from the use and eventual disposition of the assets. Whenever any such impairment exists, an impairment loss will be recognized for the amount by which the carrying value exceeds the fair value.

      The Company tests its long-lived assets, including property and equipment and intangible assets subject to periodic amortization, for recoverability at least annually or more frequently upon the occurrence of an event or when circumstances indicate that the net carrying amount is greater than its fair value. Assets are grouped and evaluated at the lowest level for their identifiable cash flows that are largely independent of the cash flows of other groups of assets. The Company has identified this lowest level to be principally the cable TV network in a specific region of Baoding city. The Company considers historical performance and future estimated results in its evaluation of potential impairment and then compares the carrying amount of the asset to the future estimated cash flows expected to result from the use of the asset. If the carrying amount of the asset exceeds estimated expected undiscounted future cash flows, the Company measures the amount of impairment by comparing the carrying amount of the asset to its fair value. The estimation of fair value is generally measured by discounting expected future cash flows as the rate the Company utilizes to evaluate potential investments. The Company estimates fair value based on the information available in making whatever estimates, judgments and projections are considered necessary. Based on the above impairment tests, there was no impairment of long-lived assets during the years ended December 31, 2004 and 2003.

Note 15. Stock Compensation Plan, page F-20

7.    Please comply with the disclosure requirements of SFAS No. 123 and APB No.
      25.

      RESPONSE:

      In response to the staff comment, the Company proposes to add the following disclosure in the Amended Report:

      The Company has not granted any options to management, officers and staff since the Stock Compensation Plan became effective on May 23, 2003. Accordingly, there were no outstanding staff options at December 31, 2004.

Form 10-Q for Fiscal Quarters Ended March 31, 2005

8. We note your Form 10-Q for the period ended March 31,2005 has not been filed as of the issue date of this letter. The extension period following your notification of late filing has elapsed. Please file as soon as possible or tell us why you have not filed in a timely manner.

      RESPONSE:

      The Company has filed its Quarterly Report on Form 10-QSB for the three-month period ended March 31, 2005 on June 21, 2005.

We hope that the information contained in this letter satisfactorily addresses the comments by the Staff. Please do not hesitate to contact the undersigned by telephone at (310) 208-1182, or by facsimile at (310) 208-1154.


                                    Very truly yours,

                                    RICHARDSON & PATEL LLP

                                    /s/ Kevin K. Leung
                                    ------------------------
                                    Kevin K. Leung, Esq.


Enclosures
cc (w/o encs.):  Mr. Yau-Sing Tang, China Cable and Communication, Inc.
                 Mr. Robert Chiu, Grobstein, Horwath & Company LLP

                                                                     Exhibit A

                             COMPANY ACKNOWLEDGMENT


In connection with responding to the Commission's comment letter dated June 10, 2005, China Cable and Communication, Inc. (the "Company") acknowledges that:

1. the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

2. staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

3. the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.



CHINA CABLE AND COMMUNICATION, INC.


By:   /s/ Yau-Sing Tang
      --------------------------------------
      Yau-Sing Tang
      President and Chief Financial Officer